File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO REPLACE A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-l UNDER THAT ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THAT ACT AND RULE 17d-l UNDER THAT ACT

In the Matter of the Application of:

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.,

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.,

KAYNE ANDERSON BDC, INC.,

KAYNE DL 2021, INC.,

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.,

KAYNE ANDERSON INCOME PARTNERS, L.P.,

KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P.,

KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P.,

KAYNE ANDERSON MLP FUND, L.P.,

KAYNE EQUITY YIELD STRATEGIES, L.P.,

KAYNE SIMPLIFIED MIDSTREAM, L.P.,

KAYNE SENIOR CREDIT FUND III, L.P.,

KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P.,

KAYNE MULTIPLE STRATEGY FUND, L.P.,

KAYNE LIQUID CREDIT FUND, L.P.,

KA CREDIT ADVISORS, LLC,

KA CREDIT ADVISORS II, LLC,

KA FUND ADVISORS, LLC,

KAYNE ANDERSON CAPITAL ADVISORS, L.P.,

KAYNE ANDERSON FUND ADVISORS, LLC

KAYNE SENIOR CREDIT III MANAGER, L.P.,

KAYNE SENIOR CREDIT FUNDING III, LLC,

KAYNE SENIOR CREDIT FUNDING III OFFSHORE, LLC,

KAYNE SENIOR CREDIT III MINI-MASTER FUND, L.P.,

KAYNE SENIOR CREDIT IV MANAGER, L.P.,

KAYNE SENIOR CREDIT FUND IV, L.P.,

KAYNE SENIOR CREDIT IV MINI-MASTER FUND, L.P.,

KAYNE SENIOR CREDIT IV OFFSHORE FUND, L.P.,

KAEFTX VII, LLC,

KAEFTX VIII, LLC,

KARE MANAGER HOLDINGS, L.P.,

KPEIF II GP, LLC,

HPK PARTNERS, LLC,

KAYNE ANDERSON ENERGY FUND VII, L.P.,

KAYNE ANDERSON ENERGY FUND VIII, L.P.,

KAYNE ANDERSON REAL ESTATE DEBT IV, L.P.,

KAYNE ANDERSON RENEWABLE ENERGY TRANSITION FUND, L.P.,

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS, L.P.,

KAYNE PRIVATE ENERGY INCOME FUND II, L.P.,

KAYNE PRIVATE ENERGY INCOME FUND II-B, L.P.,

KAYNE SENIOR CREDIT FUNDING IV, LLC,

KAYNE SENIOR CREDIT FUNDING IV OFFSHORE, LLC, and

KAYNE SUSTAINABLE BOND FUND, L.P.

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

All Communications, Notices and Orders to:

Michael O’Neil

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

Copies to:

David A. Hearth

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

(415) 856-7007

October 3, 2022

I.	INTRODUCTION

A.	Requested Relief

The entities identified in section I.B. below hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds, including one or more BDC Downstream Funds or any Wholly Owned Investment Subs (all as defined below) and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this application.

The Order sought by this Application would supersede and replace the exemptive order issued by the Commission to Kayne Anderson MLP/Midstream Investment Company, et al. on February 4, 20203 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if and when the Order is granted.

The primary purpose for requesting the Order to replace the Prior Order is to amend the term “Follow-On Investment” to mean in the Order (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. The Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.4

B.	Applicants Seeking Relief:

☐

Kayne Anderson Energy Infrastructure Fund, Inc. (formerly, Kayne Anderson MLP/Midstream Investment Company) (“KYN”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

☐

Kayne Anderson Nextgen Energy & Infrastructure, Inc. (formerly, Kayne Anderson Midstream/Energy Fund, Inc.) (“KMF”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

☐	Kayne Anderson BDC, Inc. (“KA BDC”), an externally managed Regulated Fund that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC;

[1]	Unless otherwise indicated, all section references herein are to the Act
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (January 8, 2020) (notice) and 33798 (February 4, 2020) (order).
[4]

BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) (the “Temporary Relief”).

☐	Kayne DL 2021, Inc. (“KDL”), an externally managed Regulated Fund that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC;

☐

The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act (the “Existing Affiliated Funds”);

☐

KA Credit Advisors, LLC (“KA Credit”), which is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser, and which serves as the investment adviser to KA BDC and to Future Regulated Funds, on behalf of itself and its successors;[5]

☐

KA Credit Advisors II, LLC (“KA Credit II”), which is registered with the Commission under the Advisers Act, as an investment adviser, and which serves as the investment adviser to KDL and to Future Regulated Funds, on behalf of itself and its successors;

☐	KA Fund Advisors, LLC (“KAFA”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to each of KYN and KMF, on behalf of itself and its successors;

☐

Kayne Anderson Capital Advisors, L.P. (“KACALP” or “Kayne Anderson”), an investment adviser registered under the Advisers Act, which serves as investment adviser to the Affiliated Funds and may serve as an investment adviser to Future Regulated Funds, on behalf of itself and its successors;

☐

Kayne Anderson Fund Advisors, LLC (“KAFAII”), which is registered with the Commission under the Advisers Act as an investment adviser, and which may serve as the investment adviser to Affiliated Funds, on behalf of itself and its successors;

☐

The advisers identified in Schedule B, each of which is a relying adviser of KAFA and/or KACALP (with KAFA, KACALP, KA Credit, KA Credit II, and KAFAII, the “Existing Advisers”). The list of existing relying advisers seeking relief under the Order is shown on Schedule B; and

☐

KA Credit, KA Credit II, KAFA, KACALP and KAFAII, and their direct and indirect wholly or majority owned subsidiaries, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, “Existing KA Proprietary Accounts” and, together with any Future KA Proprietary Account (as defined below), the “KA Proprietary Accounts”) (the Existing KA Proprietary Accounts, KYN, KMF, KA BDC, KDL, the Existing Affiliated Funds, and the Existing Advisers, the “Applicants”).

C.	Defined Terms

“Adviser” means the Existing Advisers, together with any future investment adviser that (i) controls, is controlled by or is under common control with KA Credit, KA Credit II, KAFA, KACALP or KAFAII, as applicable, and (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with KA Credit, KA Credit II, KAFA, KACALP or KAFAII, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[5]	For the purposes of the requested Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

“Advisers to Affiliated Funds” means KACALP, KA Credit and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means KAFA, KA Credit and KA Credit II and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Funds (as defined below), Existing KA Proprietary Accounts, and any Future KA Proprietary Accounts (as defined below). No Existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly Owned Investment Sub; and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the other Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (i) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;7 and (ii) making Follow-On Investments (as defined below).

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[7]

The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Existing Advisers” means KA Credit, KA Credit II, KAFA, KACALP, KAFAII and the existing relying advisers listed in Schedule B.

“Existing Affiliated Funds” are described in Section II.E below.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (i) whose investment adviser is an Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (iii) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future KA Proprietary Accounts” means any direct or indirect, wholly or majority-owned subsidiary of KACALP, or any other Adviser, that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Future Regulated Fund” means a closed-end management investment company (i) that is registered under the Act or has elected to be regulated as a BDC, (ii) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (pub. avail. Sept. 5, 1995); Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. June 7, 2000); and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. July 28, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2 or Form 10, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund;

“Regulated Funds” means KYN, KMF, KA BDC, KDL, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.8

“RIC’ means a registered investment company that has elected to be treated for tax purposes as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means an entity (i) that is wholly owned by KA BDC, KDL or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such

[8]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

II.	APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by KACALP. KACALP is an Adviser and owns controlling interests in the other Advisers, and therefore may be deemed to control the Regulated Funds and Affiliated Funds.

A.	Kayne Anderson Energy Infrastructure Fund, Inc. (KYN).

KYN is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company. KYN’s outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”).

KYN’s investment objectives and strategies are to provide a high after-tax total return with an emphasis on making cash distributions to stockholders by investing at least 80% of its total assets in public and private securities of energy infrastructure companies.

KYN has not elected to be treated as a RIC under the Code and, therefore, is treated as a corporation.

The Board of Directors of KYN (the “KYN Board”) is comprised of eight directors, seven of whom are Independent Directors of KYN. KAFA serves as KYN’s investment adviser.

B.	Kayne Anderson Nextgen Energy & Infrastructure, Inc., (KMF).

KMF is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company. KMF’s outstanding shares of common stock are listed on the NYSE.

KMF’s investment objectives and strategies are to provide a high level of total return with an emphasis on making cash distributions to its stockholders by investing at least 80% of its total assets in the securities of energy companies and infrastructure companies.

KMF has elected to be treated as a RIC under the Code, and to operate in a manner so as to quality for the tax treatment applicable to RICs.

The Board of Directors of KMF (the “KMF Board”) is comprised of eight directors, seven of whom are Independent Directors of KMF. KAFA serves as KMF’s investment adviser.

C.	Kayne Anderson BDC, Inc. (KA BDC)

KA BDC is a Delaware corporation that has elected to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act.

The investment objectives and strategies of KA BDC are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies. KA BDC elected to be treated as a RIC under the Code, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of KA BDC is comprised of five directors, three of whom are Independent Directors of KA BDC. KA Credit serves as KA BDC’s investment adviser.

D.	Kayne DL 2021, Inc. (KDL)

KDL is a Delaware corporation that has elected to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act.

The investment objectives and strategies of KDL are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies. KDL elected to be treated as a RIC under the Code, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of KDL is comprised of four directors, three of whom are Independent Directors of KDL. KA Credit II serves as KDL’s investment adviser.

E.	Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A list of the Existing Affiliated Funds is included on Schedule A hereto. The Advisers, or controlled relying advisers within the meaning of Form ADV, are the investment advisers to the Existing Affiliated Funds. Each of the Advisers is or will be registered as an investment adviser under the Advisers Act prior to relying on the Order.

F.	KA Credit Advisors, LLC (KA Credit).

KA Credit, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, was established to serve as investment adviser to KA BDC and any Future Regulated Fund that will elect to be regulated as a BDC under the 1940 Act. KA Credit is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of KA BDC on an ongoing basis. KA Credit uses an investment team of portfolio managers to review and approve investments for KA BDC. Key members of that investment team currently include its Co-Managing Directors who serve as the Co-Heads of Private Credit at Kayne Anderson.

G.	KA Credit Advisors II, LLC (KA Credit II).

KA Credit II, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, was established to serve as investment adviser to KDL and any Future Regulated Fund. KA Credit II is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of KDL on an ongoing basis. KA Credit II uses an investment team of portfolio managers to review and approve investments for KDL. Key members of that investment team currently include its Co-Managing Directors who serve as the Co-Heads of Private Credit at Kayne Anderson.

H.	KA Fund Advisors LLC (KAFA).

KAFA, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to KYN and KMF and is responsible for implementing and administering the investment strategies of each of these entities. KAFA also serves as serves as an investment adviser to certain of the Existing Affiliated Funds. KACALP is the sole managing member of KAFA. KAFA’s investment team of portfolio managers consists of those individuals named as portfolio managers from time to time in the publicly available periodical reports, press releases and other disclosure documents for KYN and KMF. KAFA’s investment team is responsible for reviewing and approving investments for each of KYN and KMF.

Any other Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

I.	Kayne Anderson Capital Advisors. L.P. (KACALP).

KACALP, a California limited partnership, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to certain of the Existing Affiliated Funds. As of August 31, 2022, investment vehicles and other client accounts managed or advised by KACALP and the other Existing Advisers had approximately $34 billion of assets under management.

J.	Kayne Anderson Fund Advisors, LLC (KAFAII).

KAFAII, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, and may serve as investment adviser to Affiliated Funds and Future Regulated Funds, and would be responsible for implementing and administering the investment strategies of these entities. KACALP is the sole managing member of KAFAII. KAFAII’s investment team of portfolio managers consists of those individuals to be named as portfolio managers from time to time. KAFAII’s investment team would be responsible for reviewing and approving investments for certain Affiliated Funds and certain Future Regulated Funds.

K.	The Relying Advisers

The existing relying advisers, as shown in Schedule B, serve as investment advisers for certain of the Affiliated Funds. The existing relying advisers serve either as a general partner or manager of an Affiliated Fund, depending on the legal structure of the Affiliated Fund, or as an investment adviser under an investment advisory or management agreement with an Affiliated Fund.

L.	The KA Proprietary Accounts

The KA Proprietary Accounts, from time to time, may hold various financial assets in a principal capacity.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions’’), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co- Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include KACALP and other advisers that are controlled by KACALP. The Existing Advisers manage numerous private funds, public funds and separately managed accounts with a wide variety of mandates. These clients currently include BDCs and registered investment companies that are regulated under the Act. Each Existing Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDCs and the registered investment companies, the Act.

The Advisers are presented with numerous investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. These investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer those funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds or must invest on potentially less favorable terms. For these reasons, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that portfolio management teams (“Investment Teams”),9 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).10 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working

[9]	Investment Teams responsible for an area of investment may, but need not, include investment professionals and senior management from among one or more of the Advisers.
[10]

Representatives from each Adviser to a Regulated Fund are members of each Investment Team, or are otherwise entitled to participate in each meeting of any Investment Team, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team.

through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team(s), formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and the applicable Investment Team(s) may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Team will approve the investment and the investment amount. Thereafter, a representative of the applicable Investment Team will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Advisers’ written allocation policies and procedures, by both the allocation committee, consisting of legal, compliance, and operations personnel and/or applicable Investment Team of the Adviser (e.g., public energy companies, or direct lending).11 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III. A. 1(c) below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately before the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, however, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately before the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.12

If, after that External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain.

[11]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the applicable Adviser(s).
[12]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the legal and compliance team, led by the general counsel and chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, before the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in

accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Standard Review Follow-Ons”) would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8. If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Enhanced Review Follow-Ons”) would be subject to the “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9.

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,13 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and, therefore, do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions

[13]	See note 29, below

even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4(b) above and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;14 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;15 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

[14]	See note 27, below.
[15]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short-term assets (i.e., cash) to pay down long-term liabilities.

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.16 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-l. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4).

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

☐	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

☐

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the

[16]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow- On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

BDC, would not be directly or indirectly under the control of a person who controls the BDC);[17] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds, together with other Regulated Funds and Affiliated Funds, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.18

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies

[17]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[18]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8,1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10,1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.19 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)...is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”20 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”21

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-l thereunder, as applicable, with respect to each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons with respect to a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) the Existing Advisers manage, and may be deemed to control, each of the Existing Affiliated Funds and any other Affiliated Fund will be managed by, and may be deemed to be controlled by, an Adviser to Affiliated Funds; (ii) KACALP is the investment adviser to various Affiliated Funds, and KACALP controls the other Existing Advisers to Regulated Funds, and may be deemed to control indirectly those Regulated Funds and Future Regulated Funds; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control of KACALP. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and, therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

In addition, because the KA Proprietary Accounts are controlled by KACALP and, therefore, may be under common control with the Existing Advisers other than KACALP, any future Advisers, and any Future Regulated Funds, the KA Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

[19]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29 1992) at 488 et seq.
[20]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396,405 (2d Cir. 1968), cert, denied. 393 U.S. 1015 (1969).
[21]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.22 The relief requested in this Application with respect to Follow-On Investments is based on the Temporary Relief. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

BlackRock Capital Investment Corporation and its affiliates previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the application of BlackRock Capital Investment Corporation and its affiliates, for which an order was granted on April 14, 2022 (the “BlackRock Order”).23 Applicants believe that the relief requested herein is consistent with the policy underlying the BlackRock Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

[22]

See, e.g., BlackRock Capital Investment Corporation, et al., (File No. 812-15259) Investment Company Act Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order); Commonwealth Credit Partners BDC I, Inc., et al. (File No. 812-15195) Investment Company Act Rel. Nos. 34347 (August 2, 2021) (order) and 34325 (July 7, 2021) (notice); Investcorp Credit Management BDC, Inc., et al. (File No. 812-15176) Investment Company Act Rel. Nos. 34338 (July 20, 2021) (order) and 34318 (June 24, 2021) (notice); iCapital KKR Private Markets Fund, et al. (File No. 812-15194) Investment Company Act Rel. Nos. 34332 (July 15, 2021) (order) and 34317 (June 24, 2021) (notice); First Eagle Alternative Capital BDC, et al. (File No. 812-15151) Investment Company Act Rel. Nos. 34330 (July 13, 2021) (order) and 34301 (June 15, 2021) (notice); Franklin Templeton Co-Investing Interval Fund, et al. (File No. 812-15170) Investment Company Act Rel. Nos. 34307 (June 22, 2021) (order) and 34289 (May 27, 2021) (notice); Delaware Wilshire Private Markets Master Fund, et al. (File No. 812-15119-01) Investment Company Act Rel. Nos. 34296 (June 8, 2021) (order) and 34270 (May 12, 2021) (notice); Rand Capital Corporation, et al. (File No. 812-15174) Investment Company Act Rel. Nos. 34237 (Mar. 29, 2021) (order) and 34218 (Mar. 1, 2021) (notice); Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120) Investment Company Act Rel. Nos. 34228 (Mar. 23, 2021) (order) and 34202 (Feb. 23, 2021) (notice).

[23]	See BlackRock Capital Investment Corporation, et al., (File No. 812-15259) Investment Company Act Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or to structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act because there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)        The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board- Established Criteria of any Regulated Fund the Adviser manages.

(b)         When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)        If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)        If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A. 1(b) above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)        After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)            the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)            the transaction is consistent with:

(A)        the interests of the Regulated Fund’s equity holders; and

(B)        the Regulated Fund’s then-current Objectives and Strategies;

(iii)    the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)         the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)         any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)        the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect24 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.             Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,25 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.             Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[24]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[25]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.	Standard Review Dispositions.

(a)        General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)        the Adviser to such Regulated Fund or Affiliated Fund26 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)        the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)        Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)        No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)         (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;27 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)        each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and

(B)        the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)        Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)        General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)        the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)        the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)        the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and

[26]	Any KA Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a) (i), 7(a)(i), 8(a)(i) and 9(a)(i).
[27]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)        Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)         the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)         the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)         Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)         Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)         Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)         Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-l) or Rule 17d-1, as applicable;

(iv)         Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial 28 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)         No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)         General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)         the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the issuer of the proposed transaction at the earliest practical time; and

[28]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(ii)         the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)         No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)        (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,29 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)        it is a Non-Negotiated Follow-On Investment.

(c)        Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)         Allocation. If, with respect to any such Follow-On Investment:

(i)         the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)        the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A. 1(b) above.

(e)        Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

[29]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

9.	Enhanced Review Follow-On Investments.

(a)         General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)         the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the issuer of the proposed transaction at the earliest practical time;

(ii)         the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)         the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)         Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-l) or Rule 17d-l, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)         Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)         Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)         Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-l) or Rule 17d-l, as applicable;

(iii)         Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)         No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)        Allocation. If, with respect to any such Follow-On Investment:

(i)         the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)         the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A. 1(b) above.

(e)         Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)         Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)         All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)         Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)         The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.           Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.           Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.           Expenses. The expenses. if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.           Transaction Fees.30 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.           Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (a) the election of directors; (b) the removal of one or more directors; or (c) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael O’Neil

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David A. Hearth

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

Tel.: (415) 856-7007

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the Act without conducting a hearing. The verifications required by Rule 0-2(d) of the Act are attached hereto as Exhibit A. Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

REQUEST FOR ORDER OF EXEMPTION

[30]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of October, 2022.

*        *        *         *        *        *        *        *         *        *        *

Signature Pages Follow

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.

KAYNE ANDERSON BDC, INC.

KAYNE DL 2021, INC.

By:	/s/ Terry A. Hart
Name: Terry A. Hart
Title: Authorized Signatory

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.

KAYNE ANDERSON INCOME PARTNERS, L.P.

KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P.

KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P.

KAYNE ANDERSON MLP FUND, L.P.

KAYNE EQUITY YIELD STRATEGIES, L.P.

KAYNE SIMPLIFIED MIDSTREAM, L.P.

KAYNE LIQUID CREDIT FUND, L.P.

By: Kayne Anderson Capital Advisors, L.P.,
General Partner

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE SENIOR CREDIT FUND III, L.P.

KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P.

KAYNE MULTIPLE STRATEGY FUND, L.P.

KAYNE SENIOR CREDIT FUNDING III, LLC

KAYNE SENIOR CREDIT FUNDING III OFFSHORE, LLC

KAYNE SENIOR CREDIT III MINI-MASTER FUND, L.P.

KAYNE SENIOR CREDIT FUND IV, L.P.

KAYNE SENIOR CREDIT IV MINI-MASTER FUND, L.P.

KAYNE SENIOR CREDIT IV OFFSHORE FUND, L.P.

HPK PARTNERS, LLC

KAYNE ANDERSON ENERGY FUND VII, L.P.

KAYNE ANDERSON ENERGY FUND VIII, L.P.

KAYNE ANDERSON REAL ESTATE DEBT IV, L.P.

KAYNE ANDERSON RENEWABLE ENERGY TRANSITION FUND, L.P.

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS, L.P.

KAYNE PRIVATE ENERGY INCOME FUND II, L.P.

KAYNE PRIVATE ENERGY INCOME FUND II-B, L.P.

KAYNE SENIOR CREDIT FUNDING IV, LLC

KAYNE SENIOR CREDIT FUNDING IV OFFSHORE, LLC

KAYNE SUSTAINABLE BOND FUND, L.P.

By:	Kayne Anderson Capital Advisors, L.P.,
General Partner or Manager

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KA CREDIT ADVISORS, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KA CREDIT ADVISORS II, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KA FUND ADVISORS, LLC

By:	Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KAYNE ANDERSON FUND ADVISORS, LLC

By:	Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE SENIOR CREDIT III MANAGER, L.P. KAYNE SENIOR CREDIT IV MANAGER, L.P. KAEFTX VII, LLC KAEFTX VIII, LLC KARE MANAGER HOLDINGS, L.P. KPEIF II, GP, LLC
By: Kayne Anderson Capital Advisors, L.P.,
General Partner or Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

SCHEDULE A

Tax IDs or CIKs

Existing Affiliated Funds

Kayne Anderson Capital Income Partners (QP), L.P.	95-4774040

Kayne Anderson Income Partners, L.P.	95-4774043

Kayne Anderson Infrastructure Income Fund, L.P.	27-1534640

Kayne Anderson Midstream Institutional Fund, L.P.	26-3885960

Kayne Anderson MLP Fund, L.P.	61-1437017

Kayne Equity Yield Strategies, L.P.	82-1057712

Kayne Simplified Midstream, L.P.	83-3945959

Kayne Senior Credit Fund III, L.P.	35-2574749

Kayne Senior Credit III Offshore Fund, L.P.	98-1337992

Kayne Multiple Strategy Fund, L.P.	83-1129577

Kayne Senior Credit Funding III, LLC	82-1146140

Kayne Senior Credit Funding III Offshore, LLC	82-1110515

Kayne Senior Credit III Mini-Master Fund, L.P.	81-4125364

Kayne Senior Credit Fund IV, L.P.	83-3919849

Kayne Senior Credit IV Mini-Master Fund, L.P.	98-1489698

Kayne Senior Credit IV Offshore Fund, L.P.	95-4486379

Kayne Liquid Credit Fund, L.P.	81-4520409

HPK Partners, LLC	0001939765

Kayne Anderson Energy Fund VII, L.P.	0001939720

Kayne Anderson Energy Fund VIII, L.P.	0001939723

Kayne Anderson Real Estate Debt IV, L.P.	0001939718

Kayne Anderson Renewable Energy Transition Fund, L.P.	0001939721

Kayne Anderson Renewable Infrastructure Partners, L.P.	0001939719

Kayne Private Energy Income Fund II, L.P.	0001939717

Kayne Private Energy Income Fund II-B, L.P.	0001939715

Kayne Senior Credit Funding IV, LLC	0001939888

Kayne Senior Credit Funding IV Offshore, LLC	0001939722

Kayne Sustainable Bond Fund, L.P.	0001939858

SCHEDULE B

Tax IDs or CIKs

Existing Relying Advisers

Kayne Senior Credit III Manager, L.P.	81-4135392

Kayne Senior Credit IV Manager, L.P.	83-3965679

KAEFTX VII, LLC	0001939740

KAEFTX VIII, LLC	0001939714

KARE Manager Holdings, L.P.	0001939716

KPEIF II GP, LLC	0001939919

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of October 3, 2022 for and on behalf of Kayne Anderson Energy Infrastructure Fund, Inc., Kayne Anderson Nextgen Energy & Infrastructure, Inc., Kayne Anderson BDC, Inc., and Kayne DL 2021, Inc.; that he is the Secretary of each of these companies; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of each of these companies has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Terry A. Hart
Name: Terry A. Hart
Title: Authorized Signatory

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of October 3, 2022 for and on behalf of Kayne Anderson Capital Advisors, L.P.(“KACALP”), acting in its capacity as General Partner/Managing Member of each of the Affiliated Funds listed on Schedule A hereto as Applicants in this Application; that he is the Chief Compliance Officer of KACALP; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the Affiliated Funds has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of October 3, 2022 for and on behalf of KA Credit Advisors, LLC (“KA Credit”), KA Credit Advisors II, LLC, KA Fund Advisors, LLC (“KAFA”), Kayne Anderson Capital Advisors, L.P. (“KACALP”), Kayne Anderson Fund Advisors, LLC (“KAFAII”), and the relying advisors of each of them as listed on Schedule B; that he is the Chief Compliance Officer of KACALP, which is the sole Managing Member of KA Credit, KAFA and KAFAII, one of which in turn serves as the managing member or manager of each listed relying adviser; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of KA Credit, KAFA, KACALP and KAFAII has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS OF

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.

KAYNE ANDERSON BDC, INC.

KAYNE DL 2021, INC.

The undersigned hereby certifies that he is an authorized signatory of each of Kayne Anderson Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson Nextgen Energy & Infrastructure, Inc. (“KMF”), each a Maryland corporation registered with the Securities and Exchange Commission (“SEC”) as a closed-end investment company, and Kayne Anderson BDC, Inc., and Kayne DL 2021, Inc., each a Delaware corporation that has elected pursuant to Section 54 of the Investment Company Act of 1940, as amended (the “1940 Act”) to be regulated as a business development company (“KA BDC” and “KDL”, respectively, together with KYN and KMF, the “Funds”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of each Fund have been taken and the person filing the Application on behalf of each Fund is fully authorized to do so; and that the board of directors of each Fund (the “Board”), has duly adopted the following resolutions:

RESOLVED, that filing of an application (each, an “Application”) with the SEC pursuant to Rule 17d-1 under the 1940 Act, as well as Sections 57(a)(4) and 57(i) of the 1940 Act, for an order of exemption from the provisions of Section 57(a)(4) of and Rule 17d-1 under the 1940 Act to permit each of the Funds to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, as applicable, is hereby approved, authorized and directed; and

FURTHER RESOLVED, that the appropriate officers of the Funds, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereto, as such officer may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Applications.

By: /s/ Terry A. Hart
Authorized Signatory